August 22, 2013

First Trust Portfolios L.P.
120 East Liberty Drive

Suite 400
Wheaton, Illinois  60187

Re:      FT 4143

Gentlemen:

We have examined the Registration Statement File No. 333-187379, for the referenced Trust and acknowledge that Standard & Poor's Securities Evaluations, Inc., is determining the evaluation of the Securities identified in that Registration Statement at the opening of business on the initial date of deposit for FT 4143. We hereby consent to the reference to Standard & Poor's Securities Evaluations, Inc. as so determining the evaluation of those Securities at the opening of business on the initial date of deposit.

You are hereby authorized to file a copy of this letter with the Securities and Exchange Commission.

Sincerely,

Frank A. Ciccotto, Jr.